Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (UNAUDITED)

(UNAUDITED)

Sunoco Logistics Partners L.P.

	Sunoco Logistics Partners L.P.	Sunoco Logistics Partners L.P. and Predecessor (a)
	Three Months Ended March 31, 2003	Three Months Ended March 31, 2002
	(in thousands of dollars)
Fixed Charges:
Interest cost and debt expense	$5,227	$3,444
Interest allocable to rental expense(b)	398	268

Total	$5,625	$3,712

Earnings:
Income before income tax expense	$17,843	$14,094
Equity in income of less than 50 percent owned affiliated companies(c)	(3,551)	(1,648)
Dividends received from less than 50 percent Owned affiliated companies(c)	2,577	—
Fixed charges	5,625	3,712
Interest capitalized	(232)	(300)
Amortization of previously capitalized interest	39	42

Total	$22,301	$15,900

Ratio of Earnings to Fixed Charges	3.96	4.28

(a)	The historical financial statements of Sunoco Logistics Partners L.P. for the three months ended March 31, 2002 reflect the historical cost-basis accounts of Sunoco Logistics (Predecessor) for the period from January 1, 2002 through February 7, 2002 and of Sunoco Logistics Partners L.P. for the period from February 8, 2002 (the date of the initial public offering of the Partnership) through March 31, 2002.
(b)	Represents one-third of the total operating lease rental expense which is that portion deemed to be interest.
(c)	Reflects amounts attributable to interests in the following corporate joint ventures accounted for under the equity method: 9.4% in Explorer Pipeline Company, 31.5% in Wolverine Pipe Line Company, 9.2% in West Shore Pipe Line Company, 14.0% in Yellowstone Pipe Line Company, and 43.8% in West Texas Gulf Pipe Line Company. Wolverine, West Shore, and Yellowstone were acquired in November 2002 for $54.0 million, and West Texas Gulf was acquired in November 2002 for $10.6 million. Amounts included in the above are attributable to ownership from the date of acquisition.